Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

The following is a LinkedIn post from Arne Sorenson, President and Chief Executive Officer of Marriott International.

Arne Sorenson

President and CEO of Marriott International

The Marriott-Starwood Merger: Revised Agreement to Create the World’s Largest Hotel Company

March 21, 2016

Today, we announced that we revised our agreement to merge with Starwood because we remain confident that, together, we can create value and stay competitive in a quickly-evolving marketplace. The combination of Marriott and Starwood will create a premier lodging company with 5,700 hotels and over 1.1 million rooms that will benefit guests, associates, owners, franchisees and shareholders.

Under the revised deal, signed with the Starwood Board of Directors, shareholders will receive 0.80 shares of Marriott stock plus $21.00 in cash for every share of Starwood common stock. This increases the total amount to be paid to a Starwood shareholder from $69.31 to $79.53 per share, based on the $73.16 closing price of Marriott stock on March 18, which represents a total value of $13.6 billion. This revised agreement offers superior value for Starwood’s shareholders, the ability to close quickly, and provides value creation potential that will allow both sets of shareholders to benefit from improved financial performance.

In my previous LinkedIn posts about the merger, I talked about the business rationale for the merger and what it means for the people involved, including our associates, our guests and our communities. I now think it is important to reiterate the value of this transaction. Beyond the math, the strategic story behind this combination has not changed.

Since we announced the merger in November 2015, our integration teams have met on average multiple times a week across disciplines. As a result of our extensive due diligence and joint integration planning, we are now even more confident in the potential of cost savings of this transaction. We now expect to achieve $250 million in annual cost synergies within two years after closing, up from the $200 million estimated in November 2015 when we announced the original merger agreement.

Together, our enhanced loyalty programs will increase access to consumers in the lifestyle segment, open opportunities for new partnerships, and have greater effectiveness versus digital competition.

Our sales integration will result in our portfolio benefiting from exposure to Starwood’s brand-loyal, affluent consumers. Starwood’s portfolio will benefit from Marriott’s expertise in corporate, group and mid-market segments. This combination is also an opportunity to introduce key brands to underrepresented markets.

Finally, our strong free cash flow will reinforce the value of our asset-light business model.

With such meaningful cost efficiencies and new opportunities, we will be ideally positioned to offer guests unique experiences that will drive guest loyalty. This in turn drives higher revenue opportunities and the addition of new hotels to our combined system should drive greater preference for our brands with owners and franchisees.

Together, we will offer broader choices to our guests across the world and provide greater opportunities for our associates. With our scale, we will be able to better respond to technology disruptions. Starwood shareholders will also benefit from Marriott’s multi-year industry leading unit growth and consistent return of capital.

As I’ve said before, this combination brings together two of the most talented and experienced teams in the industry. Guests, associates, owners and franchisees can look forward to a combination that promotes innovative ideas and service commitment, along with unprecedented choice, value and access to 30 leading brands across more than 100 countries.

Related links:

Marriott International & Starwood Hotels Resorts Worldwide Sign Amended Merger Agreement

Follow me and other Travel insiders on LinkedIn at Overheard@Marriott

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including statements concerning the benefits of the transaction and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this press release. We make these forward-looking statements as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.